

May 27, 2009

By U.S. mail and facsimile to (212)822-5530

Claudio Luis Del Valle Cabello,
Chief Financial and Administrative Officer
Vitro, S.A.B. de C.V.
Ave. Ricardo Margain Zozaya 400
Col. Valle del Campestre
Sand Pedro Garza Garcia, Nuevo Leon, 66265 Mexico

>   **Re: Vitro, S.A.B. de C.V.**
>   **Form 20-F for Fiscal Year Ended December 31, 2007**
>   **File No. 001-10905**

Dear Mr. Cabello:

    We have reviewed your May 20, 2009 letter addressing the concerns cited in our May 4, 2009 and February 20, 2009 comment letters. We have the following additional comments. As previously requested, please file an amendment to the form 20-F to address the comments provided here and in our prior letters.

1.   We understand that your significant 2008 derivatives losses and resulting debt defaults are primarily attributable to a material decline in natural gas prices. Your material exposure to such price declines was not disclosed in the form 20-F filed June 27, 2008. Given your knowledge of the substantial increases and decreases in natural gas prices throughout the periods presented and through the date of the filing, such disclosure was required by both Item 5.D. of the form instructions and Section 501.02 of the Financial Reporting Codification. The materiality of this information is evidenced by the both the immediate market response to the subsequently announced derivative losses and by the corresponding substantial adverse impact on your operating results and liquidity. Further, given that changes in natural gas prices are the primary direct cause of your derivative losses, we are unable to agree that that this known information is irrelevant to the assessment of required prospective disclosures in your filings with the Commission.

2.   The Item 5.A. disclosures in the filing did not disclose the material impact of declining natural gas prices on the derivative losses recognized in both 2006 and 2007. As previously observed, the $20 million loss in 2007 comprised 21% of operating income after financing result and 166% of net income. The $30 million loss in 2006 comprised 188% of operating income after financing result and 125% of net income. The $30 million loss in 2006 substantially exceeded the $2 million loss in 2005 and caused total financing cost to exceed operating income for the first time since 2003. Such disclosure is required by both Item 5.A of the form instructions and by Section 501.04 of the Financial

Reporting Codification. This information is necessary to a readers understanding of both the historical and potential impact of declining natural gas prices on results of operations. Further, we are unable to agree with your response that investors do not consider net income when evaluating your business.

3.　　　The Item 11 disclosures did not include the pricing data required by Item 11(a)(1)(i) of the form instructions. This information is necessary for readers to assess the future cash flows generated by, or incurred on these instruments. Further, this disclosure is required for readers to understand that such instruments do not, in fact, protect you from "the volatility of natural gas prices" but instead provide protection solely from increases in natural gas prices.

　　　Please file your amendment within 10 business days or tell us when you will provide us with your response.

　　　You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Staff Accountant at (202) 551-3738 or me at (202) 551-3760.

　　　　　　　　Sincerely,

　　　　　　　　Terence O'Brien,
　　　　　　　　 Accounting Branch Chief